

Mail Stop 3561

December 19, 2017

Richard J. Nicholas
Chief Financial Officer
Avangrid, Inc.
180 Marsh Hill Road
Orange, Connecticut 06477

> **Re:** **Avangrid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **Form 8-K Filed October 24, 2017**
> **File No. 1-37660**

Dear Mr. Nicholas:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibits 31.1 and 31.2

1. The certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting and do not include paragraph 4(b) referring to internal control over financial reporting. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017. Please file amendments to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendments can be limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

Form 8-K Filed October 24, 2017

Exhibit 99.1

Outlook-Estimated EPS, page 4

2. We note your disclosure of forward looking Adjusted EPS for 2016. Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort and identify information that is unavailable and disclose its probable significance. Please revise your disclosure in future filings to comply with Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products